UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.22)*

                            HERSHEY FOODS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, ONE DOLLAR ($1.00) PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   427866 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /.
                                                                   --
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  427866 10 8              13G                       Page 2 of 5 Pages


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     HERSHEY TRUST COMPANY
     FIN 23-0692150


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b)

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
      PENNSYLVANIA

NUMBER OF                5.  SOLE VOTING POWER        12,787,537 Common
SHARES                                                Stock plus 30,306,006
BENEFICIALLY                                          shares of Class B Common
OWNED BY                                              Stock ($1.00 par value)
EACH                                                  convertible share for
REPORTING PERSON                                      share into Common Stock
WITH                                                  for a total of 43,093,543
                         6.  SHARED VOTING POWER      None

                         7.  SOLE DISPOSITIVE POWER   510,866

                         8.  SHARED DISPOSITIVE POWER 12,276,671 Common Stock
                                                      plus 30,306,006 shares of
                                                      Class B Common Stock
                                                      ($1.00 par value)
                                                      convertible share for
                                                      share into Common Stock
                                                      for a total of 42,582,677

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,787,537 Common Stock plus 30,306,006 shares Class B Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 43,093,543

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.1% (12,787,537 of 105,839,730 outstanding)
     31.6% (43,093,543 of 136,281,588 outstanding pursuant to Rule
     13d-3(d)(1))


12. TYPE OF REPORTING PERSON*
     CO


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Cusip No. 427866 10 8              13G                       Page 3 of 5 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
          Hershey Foods Coporation

   (b)  Address of Issuer's Principal Executive Offices:
          P.O. Box 810, Hershey, Pennsylvania 17033


2. (a)  Name of Person Filing:
          Hershey Trust Company


   (b)  Address of Principal Business Office for Each of the Above:
          Residence:
          100 Mansion Road East, P.O.Box 445, Hershey,
          Pennsylvania  17033


   (c)  Citizenship:
          Pennslyvania Trust Company


   (d)  Title of  Class of  Securities:
          Common Stock, one dollar ($1.00) par value


   (e)  CUSIP Number:
         427866 10 8


3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
          Not applicable. The original statement was filed pursuant to Rule 13d-1(c).


4. Ownership:
   (a) Amount Beneficially Owned: 12,787,537 plus 30,306,006 shares of Class B Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 43,093,543

   (b) Percent of Class: 12.1% (12,787,537 of 105,839,730 outstanding); 31.6%
       (43,093,543 of 136,281,588 outstanding pursuant to Rule 13d-3(d)(1))

   (c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote 12,787,537 plus 30,306,006 shares of Class B Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 43,093,543
         (ii)  shared power to vote or to direct the vote:    none
         (iii) sole power to dispose or to direct the disposition of
               510,866
         (iv)  shared power to dispose or to direct the disposition of:
               12,276,671 plus 30,306,006 shares of Class B Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 42,582,677

5.  Ownership of Five Percent or Less of a Class:
               Not applicable

6.  Ownership of More than Five Percent on Behalf of Another Person:

          Of the 43,093,543 shares (12,787,537 common shares and 30,306,006
          Class B shares) listed in response to Item 4(a), Hershey Trust Company holds 42,831,543 shares (12,525,537 common shares and 30,306,006 Class B shares) in its capacity as institutional fiduciary for 69 estates and trusts, including 42,582,677 shares (12,276,671 common shares and 30,306,006 Class B shares) held as trustee for Milton Hershey School. All outstanding shares of Hershey Trust Company are owned by Hershey Trust Company, Trustee in Trust for Milton Hershey School. All sixteen members of the Board of Directors of Hershey Trust Company are presently members of the Board of Managers of Milton Hershey School, which is the governing body of Milton Hershey School.

7.  Subsidiary
          N/A

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Cusip No. 427866 10 8                13G                     Page 4 of 5 Pages



8.  Identification and Classification of Members of the Group:
          N/A


9.  Notice of Dissolution of  Group:
          N/A


10. Certification:
          N/A



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 31, 2001
-----------------------
Date


                              HERSHEY TRUST COMPANY

                              /s/ Robert C. Vowler, President
                              Robert C. Vowler, President